Exhibit 99.1

HaArbaa 21, Platinum Tower
19th Floor Tel Aviv 6473921, Israel
Tel +972-3-6844700, Fax +972-3-6855002
www.midroog.co.il

Gazit-Globe Ltd.

Monitoring Report | November 2018

This credit rating report is a translation of a report that was written in Hebrew for a debt issued in Israel. The binding version is the one in the origin language.

Contacts:

Orit Tshuva, Team Leader – Primary Rating Assessor

orit.teshuva@midroog.co.il

Shahar Rubin, Senior Analyst – Secondary Rating Assessor

Shahar.R@midroog.co.il

Ran Goldstein, Vice President (Head of Real Estate Sector)

rang@midroog.co.il

MIDROOG

Gazit-Globe Ltd.

Series Rating	Aa3.il	Rating Outlook: Stable

Midroog affirms Aa3.il rating of debentures (D and J- M) raised by Gazit-Globe Ltd. (hereinafter – “The Company”). Rating outlook stable.

Debentures outstanding which are rated by Midroog:

Bond Series	Security No.	Rating	Outlook	Final Repayment Date

1260397	D	Aa3.il	Stable	31.03.2021
1260488	J*	Aa3.il	Stable	30.09.2019
1260546	K	Aa3.il	Stable	30.09.2024
1260603	L	Aa3.il	Stable	30.06.2027
1260652	M	Aa3.il	Stable	30.06.2028

*	series J is secured by a lien on properties in Israel.

Summary of Rating Rationale

The rating is supported, among other things, by the favorable business profile of the group which is based on the substantial scope and diversification of its assets. The majority of its activities are carried out in stable countries with high credit ratings, such as the United States, Canada, Norway, Finland, Sweden and Israel. In this regard, Midroog notes favorably the steps taken by the group companies in recent years to improve the portfolio of income-producing properties, resulting in a larger proportion of the portfolio being located in urban areas, which benefit from positive demographic trends of population growth, growth in household income etc. On the other hand, the Company’s risk profile is adversely affected by the operating environment in Brazil, which is characterized by weak macroeconomic conditions, including unemployment and growth rate. It should be noted that the Company operates in Sao Paulo, where macroeconomic conditions are above the national average for Brazil. The positioning of the core properties, which are characterized as supermarket-anchored retail centers serving the basic day-to-day needs of the community with high occupancy rates over time, in addition to the reasonable lease duration relative to the sector, help to reduce somewhat, in the short-to-medium term, the exposure of cash flow to a downturn in the economies in which the Company is active. However, in the opinion of Midroog, the Company may be exposed to a downturn in private consumption in the markets in which it operates, among other things, due to changes in population tastes and consumption behavior, such as a shift to purchasing products via the Internet. Liquidity and financial flexibility have been consistently adequate, owing to the level of liquidity and unutilized credit facilities at the expanded solo level as well as tradable shares and the level of unencumbered real estate it holds. However, as will be set forth, the market value of the investee companies is affected by the state of the markets in the original activity countries and affect, to a certain degree, both the credit facilities and the value of the unencumbered shares. The business profile and financial position of the key investee companies, as evident from the levels of cash flow, coverage ratios and leverage of the subsidiaries, along with access to sources of debt and equity in their countries of activity, positively affect the business profile. Midroog also notes the continued improvement in the leverage and coverage ratios at the expanded solo level,1 which, although remaining not favorable relative to the rating, however, Midroog assumes a certain improvement in the medium term in accordance with the Company’s strategy.

[1]	The analysis at the expanded solo level takes into account the subsidiaries Citycon Oyj (“CTY”), Atrium European Real Estate Limited (“ATR”) and First Capital Realty (“FCR”) according to the equity method.

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Midroog’s base scenario assumes that the operating parameters and the positioning of the real estate assets in the Group are maintained. Likewise, the rating assumes stability in the financial results of the Company’s investees and the maintenance of a high business profile in the markets in which the Company is active; avoidance of further substantial investments in operations in Brazil; it assumes the maintenance of the existing leverage ratios and even an improvement in the medium-to-long term both at the consolidated level and at the expanded solo level, as a result of the repayment of debt. Midroog’s base scenario assumes stability in the leverage ratios such that the net debt to net CAP ratio at the consolidated level is expected to be between 56% and 57% in the medium term. as well as stability in the operating cash flow resulting from dividends from the subsidiaries. According to Midroog’s base scenario, the debt coverage to FFO2 at the expanded solo level is expected to total half a billion shekels, resulting a net debt to FFO coverage ratio in the range of 20-23, which is not particularly strong relative to the rating. However, the base scenario assumes an improvement in the coverage ratios in the medium-to-long term, with continued disposals and acquisitions of new properties. In preparing the rating, sensitivity scenarios were taken into account concerning revenues at both the consolidated and the expanded solo level, as well as the erosion of exchange rates.

Although the bond series J is secured by a income-producing properties, Midroog is of the opinion, following an examination of the security and based on the relevant methodology,3 that there is no reason to rate this series differently from the other bond series.

[2]	FFO takes into account dividends received from the publicly traded subsidiaries as well as NOI from the properties in Israel, USA, Bulgaria and Brazil, net of general and administrative expenses, finance, and tax payments.

3	Structural Considerations in the Corporate Financial Instruments Ratings – September 2017.

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Gazit-Globe Ltd. – Key Financial Indicators, Consolidated Data

NIS in millions	30/09/2018	31/12/2017	30/09/2017	31/12/2016	31/12/2015
Gross profit	1,488	1,966	1,483	1,971	1,942
Revenues	2,106	2,831	2,105	2,841	2,808
Gross profit margin	71%	69%	70%	69%	69%
Financial debt	26,181	26,572	27,015	46,640	45,249
Liquid balances	2,017	1,721	1,006	1,828	2,366
Net financial debt	24,164	24,851	26,009	44,812	42,883
Equity and minority interests	16,762	18,117	17,791	33,768	30,995
CAP	44,974	47,328	47,830	84,217	80,905
Net CAP	42,957	45,607	46,824	82,389	78,539
Total balance sheet	46,873	48,963	49,536	86,887	84,236
Debt to CAP	58%	56%	56%	55.4%	56%
Net debt to net CAP	56%	54%	56%	54.4%	55%
Equity to balance sheet	36%	37%	36%	39%	37%
*FFO	290	729	790	1,930	1,570
Debt to FFO	-	36	-	24	29
Net debt to FFO	-	34	-	23	27

*	Midroog calculates the FFO in the consolidated financial statements based on the cash flow from operating activities before changes in working capital and before changes in other asset and liability items.

Detailed Rating Considerations

A diversified and stable operating environment, apart from operations in Brazil, which, in Midroog’s estimation, increase the Company’s risk profile

The Company operates in several countries with a high credit rating, such as the United States, Canada, Norway, Finland, Sweden, Israel, Poland and others. These countries are characterized by economic stability that supports the risk profile. According to information provided by the Company, and in line with its strategy, a large proportion of the portfolio properties are located in urban areas, which enjoy positive demographic trends of population growth, growth in household income, etc. The Company’s core properties are characterized as service-based retail centers, mostly supermarket-anchored, serving the basic day-to-day needs of the population, with high occupancy rates over time. In Midroog’s estimation, these properties have limited exposure to the effects of e-commerce and are characterized by stability also in times of crisis.

As of June 30, 2018, the Company’s investment in Brazil amount to 13% of the total value of investments (in book terms). The Company’s operations in Brazil are in Sao Paulo (where macroeconomic conditions are above the national average for Brazil) and include investments in seven properties with a total area of 162,000 square meters. The unemployment rate in Brazil as of October 2018 stands at 12%, and the growth rate is 1.52% (the growth rate in 2016 and 2015 was negative). In Midroog’s estimation, this operating environment adversely impacts the Company’s risk profile, since it exposes the Company to weak macroeconomic conditions that could affect it in times of crisis. The following diagram shows the breakdown of the Company’s investments (book value) by geographical region, as of June 30, 2018.

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 BREAKDOWN OF COMPANY INVESTMENTS (BOOK VALUE),

BY GEOGRAPHICAL REGION

Wide diversification and high scope of activity; high property occupancy rates; high business positioning of the subsidiaries

The high scope of activity of the Company is favorable relative for the rating, impacting positively on the business profile. In considering the business diversification, Midroog takes into account the geographical spread of the properties and the diversity of the properties and tenants. The Company has 104 income-producing properties in the United States, Central and Eastern Europe, Brazil and Israel and 161 income-producing properties in Canada with tenant diversity which is favorable relative for the rating. This portfolio of properties, which generated an NOI of approximately one billion shekels on a consolidated basis as of the second quarter of 2018, is characterized by a wide range of properties and high occupancy rates, contributing to the Company’s ability to continue generating a substantial, high-quality cash flow to service the debt. Furthermore, the portfolio has a high proportion of supermarket-anchored retail centers that cater to the basic day-to-day needs of the target population, thus demonstrating, in Midroog’s estimation, high sustainability in times of crisis. In addition, the Company is working to increase the scope of its activities by enlarging and improving existing properties to create added value and by acquiring new properties.

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The Company holds the controlling interest in CTY (47.6%), which is rated Baa2 with negative outlook by Moody’s, and in ATR (60.1%), which is rated Baa3 with positive outlook. The Company also has a stake (31.3%) in FCR, which is rated Baa2 with stable outlook by Moody’s. These holdings confer on the Company financial and operational flexibility relative to other rated companies. Following are key indicators of the Group’s subsidiaries:

	ATR	CTY	FCR
30.06.2018	Euro in thou.	Euro in thou.	CAN$ in thou.
% holding	60.1%	46.4%	32.5%
Income-producing real estate	2,564,003	4,012,326	9,447,329
Investment real estate under development	228,767	132,203	59,234
Financial debt	985,730	2,071,491	4,315,465
*Liquid balances	311,234	565,664	515,842
Equity and minority interest	1,832,401	2,180,600	4,730,597
Total balance sheet	3,056,951	4,640,100	10,070,477
NOI (annualized)	42,603	54,300	113,816
Property occupancy rate	97%	96%	96%
FFO** (annualized)	29,148	36,400	79,148
Equity and minority interest to total balance sheet	60%	47%	47%
Financial debt to FFO	8	14	14
Net financial debt to FFO	8	14	14

*	Liquid balances of FCR, CTY and ATR include unutilized credit facilities.

**	FFO figures are as calculated by the Company in the financial statements.

Financial strength and coverage ratios that impact negatively on the financial profile

The Company shows an improvement in the financial leverage ratios in the expanded solo statements as of June 30, 2018, with a net debt to net CAP ratio of 54%, compared to 61% in the corresponding period last year. This improvement is a result of the sale of Company holdings in subsidiaries, the proceeds of which were largely used to repay debt. Under Midroog’s base scenario, the Company’s financial strength ratios at the expanded solo level will amount within the forecast range to 56%-57%, which is not favorable to the rating level. These ratios are expected to remain stable in the short term and to improve in the medium term, as a result of the Company’s strategy to dispose of properties and repay debt. The Company shows significant FFO levels, which are above par for the rating level. However, due to the sale of significant quantities of shares of the subsidiaries and their removal from consolidation in the financial statements, there is a degree of erosion in the consolidated coverage ratios in the medium term. According to Midroog’s base scenario, the debt to FFO coverage ratio is expected to be in the range of 20-23 years and even to improve with a reduction in leverage and increase in FFO from new properties. We note that at the expanded solo level there has been an improvement in the Company’s coverage ratios.

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Liquidity and financial flexibility adequate for the rating level

As of September 30, 2018, the Company, at the expanded solo level, had liquid balances and unutilized signed credit lines totaling NIS 4 billion. The Company’s credit lines are signed for a several of years and are usually subject to covenants, some of which are calculated according to the NAV ratio in the books, and some according to the market value of the investees. Note that the market value of the investees is somewhat affected by the state of the markets in the countries of the operating activity. The Company’s maturity schedule includes bond principal repayments (at the expanded solo level) in 2019 and 2020 amounting to approximately NIS 800 million and NIS 1 billion, respectively. In addition, at the expanded solo level there is significant financial flexibility, attributable to substantial holdings of unencumbered shares of the publicly traded subsidiaries and unencumbered real estate at the expanded solo level. Thus, apart from the liquid balances described above, as of September 30, 2018, the Company had unencumbered properties valued at NIS 5.1 billion and unencumbered shares of investees amounting to NIS 3.2 billion. However, as noted above, the value of the unencumbered shares is affected by the state of the markets in the core operating countries of the invetees, and therefore Midroog’s base scenario assumes possible erosion in the value of the investees. In Midroog’s opinion, the Company has adequate liquidity and financial flexibility for its maturity schedule, which is relatively conveniently spread out, and due also to the quality and scope of the Group’s cash flows. The following diagram shows the Company’s maturity schedule as of September 30, 2018:

Bond principal amortization schedule, 30.09.2018

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Rating Outlook

Factors that could lead to a rating upgrade:

●	A decrease in the overall leverage of the Company with an emphasis on the expanded solo level.

●	An improvement in the operating cash flows relative to the distributed dividend.

●	A significant improvement in the coverage ratios over time.

●	Growth in the part of the property portfolio that is attributed to operational property, thereby bringing the Company closer to deriving cash flows from the properties.

Factors that could lead to a rating downgrade:

●	A deterioration in the Company’s liquidity and financial flexibility.

●	No improvement over time in the leverage ratios of the Company (on a solo or consolidated basis).

●	A significant deterioration in the financial positioning of the investee companies and cash flows, impairing the Company’s coverage ratios.

Company’s Profile

Gazit-Globe, directly and through its subsidiaries, is engaged in the acquisition, development and management of income-producing properties in the United States (through its holdings in Regency Center and Gazit Horizons), Canada (through its holding in First Capital Realty), Europe (primarily through its holdings in Citycon and in Atrium European Real Estate Limited.), Israel (through its holding in G Israel Commercial Centers Ltd.) and Brazil. The group focuses on the supermarket-anchored shopping centers sector. The controlling shareholder of Gazit-Globe is Norstar Holdings Inc., whose controlling shareholder is Mr. Chaim Katzman. The Company’s shares are traded on the Tel Aviv Stock Exchange and the NYSE.

Rating History

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Related Reports

Gazit Globe Ltd.- Rating Report

Rating of Income-Producing Real Estate Companies – Methodology Report, February 2016

Structural Considerations in the Rating of Corporate Debt Instruments – September 2017

Table of Affinities and Holdings

Midroog Rating Scales and Definitions

The reports are published on the Midroog website at www.midroog.co.il

General Information

Date of rating report:	25.11.2018

Date of last revision of the rating:	23.10.2018

Date of first publication of the rating:	20.10.2004

Rating commissioned by:	Gazit Globe Ltd.

Rating paid for by:	Gazit Globe Ltd.

Information from the Issuer

Midroog relies in its ratings inter alia on information received from competent personnel at the issuer.

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Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.

Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.

A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.

Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.

Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.

B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.

Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.

Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.

C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier ‘1’ indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier ‘2’ indicates that it ranks in the middle of its rating category and the modifier ‘3’ indicates that the obligation ranks in the lower end of that category, denoted by letters.

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